UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79631 / December 21, 2016

Admin. Proc. File No. 3-17123

In the Matter of

  CEYONIQ AG (N/K/A CEYONIQ, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Ceyoniq AG (n/k/a CEYONIQ, Inc.) and the
Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Ceyoniq AG (n/k/a CEYONIQ, Inc.).[2] The order
contained in that decision is hereby declared effective. The initial decision ordered that, pursuant
to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of
registered securities of Ceyoniq AG (n/k/a CEYONIQ, Inc.) is hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Brent J. Fields
                                        Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Ceyoniq AG (n/k/a CEYONIQ, Inc.), Mkt. Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat
Commc'ns Ltd.), Mid-Am Sys., Inc., and Nu Energy Inc.*, Initial Decision Release No. 1073 (Oct.
28, 2016), 115 SEC Docket 06, 2016 WL 6378988. The Central Index Key number for Ceyoniq
AG (n/k/a CEYONIQ, Inc.) is 1104733.

INITIAL DECISION RELEASE NO. 1073
ADMINISTRATIVE PROCEEDING
File No. 3-17123

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CEYONIQ AG (N/K/A CEYONIQ, INC.), MARKET DATA CONSULTANTS, INC., MENTERGY LTD. (A/K/A GILAT COMMUNICATIONS LTD.), MID-AM SYSTEMS, INC., AND NU ENERGY INC.	INITIAL DECISION OF DEFAULT AS TO CEYONIQ AG (N/K/A CEYONIQ, INC.) October 28, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Ceyoniq AG (n/k/a CEYONIQ, Inc.) due to its failure to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On February 17, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Ceyoniq has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings. Ceyoniq was served with the OIP by September 30, 2016, and its answer was due by October 11, 2016. *Ceyoniq AG*, Admin. Proc. Rulings Release No. 4249, 2016 SEC LEXIS 3856 (ALJ Oct. 12, 2016). Following Ceyoniq's failure to timely file an answer, I ordered it to show cause by October 24, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise

[1] The proceeding has ended as to Market Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat Communications Ltd.), Mid-Am Systems, Inc., and Nu Energy Inc. *Ceyoniq AG*, Initial Decision Release No. 999, 2016 SEC LEXIS 1346 (ALJ Apr. 12, 2016), *finality order*, Exchange Act Release No. 77986, 2016 SEC LEXIS 1969 (June 3, 2016).

defend this proceeding. *Id.* I warned that if Ceyoniq failed to respond to the show cause order, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, Ceyoniq has not filed an answer or responded to the show cause order.

FINDINGS OF FACT

Ceyoniq is in default for failing to file an answer or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Ceyoniq, Central Index Key No. 1104733, is a German corporation located in Bielefeld, Germany, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A12G registration statement on November 21, 2000.

In addition to its repeated failure to timely file periodic reports, Ceyoniq failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rule 13a-1 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports. *See* 17 C.F.R. § 240.13a-1. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rule 13a-1. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Ceyoniq failed to timely file periodic reports, and as a result, violated Exchange Act Section 13(a) and Rule 13a-1.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."

Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Ceyoniq's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Ceyoniq's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Ceyoniq is also culpable because it failed to heed a delinquency letter sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Ceyoniq has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violation and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Ceyoniq's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Ceyoniq AG (n/k/a CEYONIQ, Inc.) is hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge